UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of December 2005

                          Commission File No. 001-14614


                           PETROLEUM GEO-SERVICES ASA

                 (Translation of registrant's name into English)

                                  Strandveien 4
                                 N-1366 Lysaker
                                     Norway

                       ----------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F [X]                            Form 40-F [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes [ ]                                  No [X]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes [ ]                                  No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [ ]                                  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


This Report on Form 6-K is hereby incorporated by reference in the Registration Statement of Petroleum Geo-Services ASA on Form S-8 (SEC Registration No. 333-124881).

On December 15, 2005 and December 19, 2005, Petroleum Geo-Services ASA (the "Company") issued a press release, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively. In addition, the Company announced today that payment has been made to those holders that validly tendered outstanding 10% Senior Notes due 2010 pursuant to the Company's previously announced tender offer and consent solicitation.

Exhibit No.                   Description

99.1 Press Release issued by Petroleum Geo-Services ASA on December 15, 2005 -- PGS Extends Expiration Date of Tender Offer for 10% Senior Notes Due 2010.

99.2 Press Release issued by Petroleum Geo-Services ASA on December 19, 2005 -- PGS Refinancing Completed.

                                      * * *

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        PETROLEUM GEO-SERVICES ASA

                                                 (Registrant)



                                        By:  /s/ Gottfred Langseth
                                            ------------------------------------
                                            Gottfred Langseth
                                            Chief Financial Officer

Date: December 19, 2005

                                 Exhibit Index
                                 -------------

Exhibit No.                   Description

99.1 Press Release issued by Petroleum Geo-Services ASA on December 15, 2005 -- PGS Extends Expiration Date of Tender Offer for 10% Senior Notes Due 2010.

99.2 Press Release issued by Petroleum Geo-Services ASA on December 19, 2005 -- PGS Refinancing Completed.